UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Vita Coco Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92846Q107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 92846Q107	Page 2 of 9

(1)	Names of reporting persons RW VC S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Luxembourg
Number of	(5) Sole voting power 3,376,933
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 3,376,933
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 3,376,933
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.08% (1)
(12)	Type of reporting person (see instructions) OO (Limited liability company organized and existing under the laws of Luxembourg)

(1)

Based on the 55,514,780 shares of common stock (the “Common Stock”) of The Vita Coco Company, Inc. (the “Issuer”) outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 17, 2021 (the “Q3 Form 10-Q”).

CUSIP No. 92846Q107	Page 3 of 9

(1)	Names of reporting persons Reignwood Europe Holdings S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Luxembourg
Number of	(5) Sole voting power 3,376,933 (2)
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 3,376,933 (2)
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 3,376,933 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.08% (3)
(12)	Type of reporting person (see instructions) OO
(2)	Reignwood Europe Holdings S.a.r.l., a limited liability company organized under the laws of Luxembourg, is the sole shareholder of RW VC S.a.r.l.
(3)	Based on the 55,514,780 shares of Common Stock of the Issuer outstanding as of November 12, 2021, as reported in the Issuer’s Q3 Form 10-Q.

CUSIP No. 92846Q107	Page 4 of 9

(1)	Names of reporting persons Yi-Chun Lai
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Taiwan
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 3,376,933 (4)
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 3,376,933 (4)
(9)	Aggregate amount beneficially owned by each reporting person 3,376,933 (4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.08% (5)
(12)	Type of reporting person (see instructions) IN
(4)	Yi-Chun Lai is a manager of Reignwood Europe Holdings S.a.r.l. and, as a result, may be deemed to have voting and dispositive power over the shares held by RW VC S.a.r.l.
(5)	Based on the 55,514,780 shares of Common Stock of the Issuer outstanding as of November 12, 2021, as reported in the Issuer’s Q3 Form 10-Q.

CUSIP No. 92846Q107	Page 5 of 9

(1)	Names of reporting persons Zuzanna Zielinska-Rousseau
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Republic of Poland
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 3,376,933 (6)
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 3,376,933 (6)
(9)	Aggregate amount beneficially owned by each reporting person 3,376,933 (6)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.08% (7)
(12)	Type of reporting person (see instructions) IN
(6)	Zuzanna Zielinska-Rousseau is a manager of Reignwood Europe Holdings S.a.r.l. and, as a result, may be deemed to have voting and dispositive power over the shares held by RW VC S.a.r.l.
(7)	Based on the 55,514,780 shares of Common Stock of the Issuer outstanding as of November 12, 2021, as reported in the Issuer’s Q3 Form 10-Q.

CUSIP No. 92846Q107	Page 6 of 9

Item 1(a).	Name of Issuer

The Vita Coco Company, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

250 Park Avenue South, 7th Floor, New York, NY 10003

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) RW VC S.a.r.l.

(ii) Reignwood Europe Holdings S.a.r.l.

(iii) Yi-Chun Lai

(iv) Zuzanna Zielinska-Rousseau

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office for RW VC S.a.r.l. is 11 Avenue de la Porte-Neuve, 2227, Luxembourg.

The address of the principal business and principal office for Reignwood Europe Holdings S.a.r.l. is 11 Avenue de la Porte-Neuve, 2227, Luxembourg.

The address of the principal business and principal office of Yi-Chun Lai is 11 Avenue de la Porte-Neuve, 2227, Luxembourg.

The address of the principal business and principal office of Zuzanna Zielinska-Rousseau is Wentworth Dr, Virginia Water GU25 4LS, United Kingdom.

Item 2(c).	Citizenship

(i) RW VC S.a.r.l. is a limited liability company organized and existing under the laws of Luxembourg.

(ii) Reignwood Europe Holdings S.a.r.l. is a limited liability company organized and existing under the laws of Luxembourg.

(iii) Yi-Chun Lai is a citizen of Taiwan.

(iv) Zuzanna Zielinska-Rousseau is a citizen of Republic of Poland.

Item 2(d).	Title of Class of Securities

Common Stock, Par Value $0.01 Per Share

CUSIP No. 92846Q107	Page 7 of 9

Item 2(e).	CUSIP Number

92846Q107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer as of November 12, 2021, as reported in the Issuer’s Q3 Form 10-Q.

RW VC S.a.r.l. is controlled by its sole shareholder Reignwood Europe Holdings S.a.r.l. Yi-Chun Lai and Zuzanna Zielinska-Rousseau are managers of Reignwood Europe Holdings S.a.r.l. and, as a result, they may be deemed to have voting and dispositive power over the shares held by RW VC S.a.r.l. Accordingly, Yi-Chun Lai and Zuzanna Zielinska-Rousseau may be deemed to have or share beneficial ownership of such shares. Each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 92846Q107	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

RW VC S.A.R.L.

By:	/s/ Yi-Chun Lai
Name:	Yi-Chun Lai
Title:	Managing Member

REIGNWOOD EUROPE HOLDINGS S.A.R.L.

By:	/s/ Yi-Chun Lai
Name:	Yi-Chun Lai
Title:

YI-CHUN LAI

/s/ Yi-Chun Lai

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

CUSIP No. 92846Q107	Page 9 of 9

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of The Vita Coco Company, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

RW VC S.A.R.L.

By:	/s/ Yi-Chun Lai
Name:	Yi-Chun Lai
Title:	Managing Member

REIGNWOOD EUROPE HOLDINGS S.A.R.L.

By:	/s/ Yi-Chun Lai
Name:	Yi-Chun Lai
Title:

YI-CHUN LAI

/s/ Yi-Chun Lai